MASTERWORKS

Available Now: Yayoi Kusama (23.3% | 1.35 | $622,000)

Recently Sold Paintings[1]



Albert Oehlen
Annualized Net Return
33.7% 354 days held



George Condo
Annualized Net Return
31.7% 532 days held



Sam Gilliam
Annualized Net Return
33.1% 791 days held

100% SOLD OUT



Available Now

YAYOI KUSAMA



Price Appreciation of Similar Works

23.3%*

Market Risk-Adjusted Appreciation

1.35	vs.	0.54	vs.	0.54
Kusama's Market		All Art Market		S&P 500

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a “Sharpe Ratio.” Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor’s CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: Single Pumpkin paintings that, to the best of our ability to discern, were executed solely in red and black and measure less than 20 inches by 20 inches, excluding vertically oriented canvases. “Pumpkin” (1981), which sold on May 26, 2019, was excluded from the set of similar sales due to its atypical blue and white polka dot border. Sales of multiple canvases in one lot or artworks that are comprised of multiple canvases were excluded from the comparative set. Where the buyer’s premium was unavailable due to incomplete data, the respective auction house’s buyer’s premium rates for 2022 were applied. Where the auction house’s buyer’s premium was unavailable, the following buyer’s premiums were applied: 10% was applied to “Pumpkin” (2001), which sold on October 28, 2008 at The Market in Tokyo. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate.

1. In total since inception, Masterworks has sold six paintings from its collection with a net annualized IRR of 29.03%, net of fees and expenses.